SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Bespoke Extacts, Inc.
 (Formerly known as DiMi Telematics International, Inc.)
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

23331R102
(CUSIP Number)

Stan McGlothlin McGlothlin Holdings, Ltd. PO Box 590 Luling, Texas 78649 830-875-6927	With a copy to: Lee Polson Strasburger & Price, LLP 720 Congress Avenue, Suite 700 Austin, Texas 78701 512-499-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 3,902,667
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 3,902,667
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,667
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 14.9%
14	Type of Reporting Person PN

CUSIP No. 2331R102

1	(Entities Only) McGlothlin Trading, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	[X]
			(b)	[ ]
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)( or 2(e)			[ ]
6	Citizenship or Place of Origin Texas
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power None
	8	Shared Voting Power 3,902,667
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 3,902,667
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,902,667
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13	Percent of Class Represented by amount in Row 11 14.9%
14	Type of Reporting Person HC

Item 1          Security and Issuer

This report relates to shares of common stock, par value $0.001 per share, of Bespoke Extracts, Inc. (“BSPK”), (formerly known as DiMi Telematics International, Inc.), whose address is 301 Yamato Road, Suite 1240, Boca Raton, Florida 33431.  On April 24, 2017, McGlothlin Holdings, Ltd. (“McGlothlin Holdings”) was purchased one unit, consisting of 2,700,000 shares of BSPK common stock, a convertible debenture in the principal amount of $540,000 and a warrant to purchase 900,000 shares of common stock of BSPK from the issuer in a privately negotiated transaction for a total purchase price of $360,000.  The unit and the underlying stock, debenture and warrant were purchased in reliance on the exemptions from registration contained in Regulation D, Rule 506, and Section 4(2) of the Securities Act of 1933.

The debenture bears interest at the rate of nine percent (9%) per annum and is convertible into shares of common stock at any time at the option of McGlothlin Holdings at a conversion ratio equal to one share for every $3.00 of the principal amount being converted or 40% of the 30 day volume weighted average price per share of BSPK’s common stock, but not lower than $1.00 per share.  The maximum number of shares into which the debenture is currently convertible is 540,000.

At any time when a holder of the warrant owns more than 4.99% of BSPK’s common stock, the warrant is only exercisable after 61 days’ notice from the holder to BSPK.   Also, at any time when a holder of the warrant owns more than 9.99% of BSPK’s common stock, the warrant is only exercisable after 61 days’ notice from the holder to BSPK.  Because McGlothlin Holdings currently owns more than 9.99% of the BSPK common stock, the warrant is not currently exercisable, and the 900,000 warrant shares are not included in the BSPK shares owned by McGlothlin Holdings pursuant to SEC Rule 13d-3.

Thus, on April 24, 2017, McGlothlin Holdings acquired the right to purchase a total of 3,240,000 shares of BSPK’s outstanding common stock.  When combined with McGlothlin Holdings’ ownership of 662,667 shares of BSPK common stock prior to the purchase, McGlothin Holdings owns 3,902,667 shares (14.9%) of the outstanding BSPK common stock calculated pursuant to SEC Rule 13d-3.

Item 2          Identity and Background

McGlothlin Holdings, a Texas limited partnership, located at PO Box 590, Luling, Texas 78648, was formed to act as an investment partnership.  Its first investment in BSPK was a privately negotiated purchase of BSPK common stock in August 2011, for investment purposes.

McGlothlin Trading, LLC (“McGlothlin Trading”), a Texas limited liability company, located at PO Box 590, Luling, Texas78648, is the general partner of McGlothlin Holdings.  It has dispositive and voting authority over the investment in BSPK by virtue of its position as general partner of McGlothlin Holdings. Accordingly, it may be considered to be a member of a group with McGlothlin Holdings, but it has no further interest in the BSPK shares purchased by McGlothlin Holdings.

McGlothlin Holdings and McGlothlin Trading have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3          Source and Amount of Funds or Other Consideration

Prior to April 24, 2017, McGlothlin Holdings owned 662,667 shares of BSPK common stock (after giving effect to a reverse stock split) which it had purchased from BSPK for cash and acquired from affiliates between November 2013 and April 2014.  On April 24, 2017, McGlothlin Holdings acquired the common stock, convertible debenture and warrants described in Item 1 for $360,000 cash.

The source of funds for each purchase was working capital of McGlothlin Holdings and its affiliates.

Item 4          Purpose of Transaction

McGlothlin Holdings purchased its shares of BSPK as an investment.  It has no plans with respect to making any change in the management, ownership, operations of business of BSPK.

Item 5          Interest in Securities of the Issuer

After the stock purchase, McGlothlin Holdings owns a total of 3,902,667 shares of common stock of BSPK.  This represents 14.9% of the outstanding common stock of BSPK calculated pursuant to Rule 13d-3 of the Securities and Exchange Commission.  The shares and the convertible debenture are held directly by McGlothlin Holdings.  McGlothlin Trading may be considered a member of a group with McGlothlin Holdings because, as general partner of McGlothlin Holdings, McGlothlin Trading has shared voting and dispositive power over the BSPK shares.

Item 6          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7          Material to be Filed as Exhibits

99.1 Subscription Agreement
99.2 Convertible Debenture
99.3 Warrant to Purchase Common Stock

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 30, 2017

McGlothlin Holdings, Ltd.

By McGlothlin Trading, LLC, its General Partner

/s/ Stan McGlothlin
By Stan McGlothlin, Manager
of McGlothlin Trading, LLC

McGlothlin Trading, LLC

/s/ Stan McGlothlin
By Stan McGlothlin, Manager